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FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED MARCH 31, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / /    No /X/

F O R M 6 K

for the three months
ended March 31 of
Fiscal Year 2006

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6-K

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

DECEMBER 31, 2005 AND MARCH 31, 2006

	December 31, 2005 (Audited)		March 31, 2006 (Unaudited)		March 31, 2006 (Unaudited)
	(Thousands of Euro)				(Thousands of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	EURO	372,256	EURO	341,118	$414,083
Accounts receivable—net		461,682		584,761	709,841
Sales and income taxes receivable		45,823		10,624	12,897
Inventories		404,331		402,717	488,858
Prepaid expenses and other		93,140		122,357	148,529
Asset held for sale		10,847		10,847	13,167
Net deferred tax assets—current		93,600		109,215	132,576

Total current assets		1,481,679		1,581,639	1,919,951

PROPERTY, PLANT AND EQUIPMENT—net		735,115		728,568	884,409

OTHER ASSETS
Goodwill		1,700,383		1,680,846	2,040,379
Intangible assets—net		994,803		940,982	1,142,258
Investments		15,832		15,949	19,361
Other assets		45,710		78,032	94,723

Total oher assets		2,756,728		2,715,809	3,296,721

TOTAL	EURO	4,973,522	EURO	5,026,016	$6,101,081

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	EURO	276,122	EURO	306,750	$372,364
Current portion of long-term debt		111,323		109,305	132,685
Accounts payable		291,734		267,712	324,976
Accrued expenses and other		393,264		371,745	451,261
Accrual for customers' right of return		7,996		8,134	9,874
Income taxes payable		133,382		164,377	199,537

Total current liabilities		1,213,821		1,228,023	1,490,697

LONG-TERM LIABILITIES
Long-term debt		1,420,049		1,382,487	1,678,201
Liability for termination indemnities		56,600		56,641	68,757
Net deferred tax liabilities—non current		127,120		117,791	142,986
Other		188,421		184,982	224,550

Total long-term liabilities		1,792,190		1,741,901	2,114,494

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES		13,478		14,737	17,889

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—457,975,723 and 459,056,723 ordinary shares authorized and issued at December 31, 2005 and March 31, 2006, respectively; 451,540,937 and 452,621,937 shares outstanding at December 31, 2005 and March 31, 2006, respectively.		27,479		27,543	33,434
Additional paid-in capital		150,179		124,465	151,088
Retained earnings		2,050,883		2,154,132	2,614,901
Unearned stock-based compensation		(48,567)		0	0
Accumulated other comprehensive loss		(155,954)		(194,798)	(236,466)

Total		2,024,020		2,111,342	2,562,958
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2005 and March 31, 2006		69,987		69,987	84,957

Shareholders' equity		1,954,033		2,041,355	2,478,001

TOTAL	EURO	4,973,522	EURO	5,026,016	$6,101,081

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2139 on March 31, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006 (UNAUDITED)

	2005		2006		2006
	(Thousands of Euro)(2)				(Thousands of US dollars)(1)(2)

NET SALES	EURO	1,037,001	EURO	1,261,998	$1,531,939
COST OF SALES		334,058		396,827	481,708

GROSS PROFIT		702,943		865,170	1,050,230

OPERATING EXPENSES:
Selling and advertising		455,765		543,742	660,048
General and administrative		110,730		129,971	157,772

Total		566,495		673,713	817,820

INCOME FROM OPERATIONS		136,448		191,458	232,411

OTHER INCOME (EXPENSE):
Interest income		1,955		1,660	2,015
Interest expense		(15,807)		(17,588)	(21,350)
Other—net		6,481		(4,848)	(5,885)

Other income (expense)—net		(7,371)		(20,776)	(25,220)

INCOME BEFORE PROVISION FOR INCOME TAXES		129,077		170,682	207,191
PROVISION FOR INCOME TAXES		49,049		63,152	76,660

INCOME BEFORE MINORITY INTERESTS IN
INCOME OF CONSOLIDATED SUBSIDIARIES		80,028		107,530	130,531
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		3,690		4,281	5,197

NET INCOME	EURO	76,338	EURO	103,249	$125,334

EARNINGS PER SHARE:
Basic	EURO	0.17	EURO	0.23	$0.28

Diluted	EURO	0.17	EURO	0.23	$0.28

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		449,223.4		452,023.8
Diluted		452,000.7		455,467.4

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2139 on March 31, 2006 (see Note 7).

(2)
Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital		Unearned Stock-Based Compensation		Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings		Comprehensive Income		Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2006	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033
Effect of Adoption of SFAS No. 123-R			(48,567)		48,567
Exercise of stock options	1,081,000	65	12,377						12,442
Translation adjustment						(41,433)	(41,433)		(41,433)
Non-Cash Stock Based Compensation, net of taxes			10,476						10,476
Change in far value of derivative instruments, net of taxes						2,588	2,588		2,588
Net income				103,249		103,249			103,249

Comprehensive income						64,405

BALANCES, March 31, 2006	459,056,723	27,543	124,465	2,154,132	0		(194,798)	(69,987)	2,041,355

Comprehensive income						$78,181

(Thousands of US dollars)(1)
BALANCES, March 31, 2006	459,056,723	$33,434	$151,088	$2,614,901	$0		$(236,466)	$(84,957)	$2,478,001

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2139 on March 31, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006 (UNAUDITED)

	2005		2006		2006
	(Thousands of Euro)				(Thousands of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	EURO	76,338	EURO	103,249	$125,334

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries		3,690		4,281	5,197
Non cash stock-based compensation		0		10,957	13,301
Depreciation and amortization		46,504		52,160	63,317
Provision (benefit) for deferred income taxes		(2,168)		(26,481)	(32,145)
Losses on disposal of fixed assets—net		0		2,885	3,502
Termination indemnities matured during the period—net		459		215	261
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable		(91,469)		(127,078)	(154,260)
Prepaid expenses and other		(28,460)		(28,247)	(34,289)
Inventories		31,900		(261)	(316)
Accounts payable		(11,235)		(12,795)	(15,532)
Accrued expenses and other		(8,481)		(20,317)	(24,663)
Accrual for customers' right of return		1,828		293	356
Income taxes payable		22,352		31,951	38,785

Total adjustments		(35,080)		(112,437)	(136,487)

Cash provided by (used in) operating activities		41,258		(9,188)	(11,154)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions		(39,693)		(42,533)	(51,631)
Disposals		0		0	0
Purchase of business net of cash acquired		(61,962)		0	0
Sale of investment in Pearle Europe		144,000		0	0
Increase in intangible assets		(1,839)		(1,350)	(1,639)

Cash (used in) provided by investing activities		40,506		(43,883)	(53,269)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds		61,850		0	0
Repayments		(130,606)		(16,950)	(20,575)
Increase (decrease) in overdraft balances		80,743		32,505	39,457
Exercise of stock options		6,733		12,442	15,103

Cash provided by financing activities		18,719		27,997	33,985

CHANGE IN CASH AND CASH EQUIVALENTS		100,483		(25,074)	(30,437)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		257,349		372,256	451,882
Effect of exchange rate changes on cash and cash equivalents		7,668		(6,064)	(7,361)

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	EURO	365,500	EURO	341,118	$414,083

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	EURO	16,580	EURO	23,824	$28,920
Cash paid during the period for income taxes	EURO	6,479	EURO	24,146	$29,310

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2139 on March 31, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheets as of March 31, 2006 and the related statements of consolidated income and cash flows for the three months ended March 31, 2005 and 2006 and the statement of consolidated shareholders' equity for the three months ended March 31, 2006 of Luxottica Group S.p.A. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. The consolidated balance sheet as of March 31, 2006, the statements of consolidated income and cash flows for the three months ended March 31, 2005 and 2006 and the statement of consolidated shareholders' equity for the three months ended March 31, 2006 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of March 31, 2005 and 2006 and for the three months ended March 31, 2005 and 2006 have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2005. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the operating results for the full year.

        The December 31, 2005 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	December 31, 2005		March 31, 2006

Raw materials	EURO	43,191	EURO	78,820
Work in process		26,932		33,944
Finished goods		334,208		289,953

Total	EURO	404,331	EURO	402,717

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

4.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 11,703,510 ordinary shares of the Company were outstanding at March 31, 2006. Outstanding options granted under the Company's Stock Option Plans (10,703,510 ordinary shares) become exercisable in either three equal annual installments or two equal installments in the second year and in the third year of the three-year vesting period and expire on or before January 31, 2014. During the first three months of 2006, 1,081,000 options were exercised.

        Options granted in 2004 under a Company Performance Plan (1,000,000 ordinary shares) vest and become exercisable from January 31, 2007 only if certain financial performance measures are met over the period ending December 2006.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company's currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

        In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment ("SFAS 123-R"), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments' fair value. SFAS 123-R became effective for the Company on January 1, 2006.

5.  ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123-R, "SHARE-BASED PAYMENT"

        As of January 1, 2006, the Company has adopted SFAS 123-R in accordance with the transitional guidance as prescribed in the statement. As such, the previous unearned compensation as of December 31, 2005 of Euro 48.6 million has been charged against the appropriate equity accounts. Euro 1.5 million of additional compensation costs expense relating to the annual stock option grants was included in general and administrative expense for the first quarter of 2006.

        Euro 0.3 million and Euro 9.2 million of compensation costs associated with the Company's October 2004 Performance Plan grants and a September 2004 shareholder grant, respectively, were included in general and administrative expense for the first quarter of 2006.

6.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2006 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.2139 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 31, 2006. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

7.  INCOME TAXES

        The Company's 2006 effective tax rate is expected to be similar to the statutory tax rate.

8.  SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        The "Inter-segment transactions and corporate adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

Three months ended March 31,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated
	(In thousands of Euro)

2006
Net revenues	455,617	890,898	(84,517)	1,261,998
Operating income	118,433	112,142	(39,117)	191,458
Identifiable assets	1,717,330	1,380,586	1,928,099	5,026,016
2005
Net revenues	326,873	756,772	(46,644)	1,037,001
Operating income	77,743	76,496	(17,791)	136,448
Identifiable assets	1,576,238	1,146,932	2,017,862	4,741,031

9.  COMMITMENTS AND CONTINGENCIES

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain cases, as disclosed in the Company's 2005 consolidated financial statements, could have a material adverse effect on the Company's business, financial position or future operating results. It is the opinion of management of the Company that it has meritorious defenses against such claims, which the Company will vigorously pursue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its retail division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), Sunglass Hut International, Inc. and its subsidiaries and affiliates ("Sunglass Hut"), OPSM Group Ltd. and subsidiaries and affiliates ("OPSM") and, since October 2004, Cole National Corporation ("Cole") and its subsidiaries which includes the "Things Remembered" personalized gift locations. As of March 31, 2006, the Company's retail division consisted of 5,800 owned or leased department retail locations and 470 franchised locations as follows:

	North America	Europe	Asia- Pacific(1)	Total

LensCrafters	886			886
Sunglass Hut	1,513	109	183	1,805
Retail Asia-Pacific excluding Sunglass Hut			730	730
Cole National Group Optical	1,723			1,723
Things Remembered	656			656
Franchised locations	441		29	470

	5,219	109	942	6,270

(1)
"Asia-Pacific" in our Retail Division consists of Australia, New Zealand, Singapore and China.

        Our net sales consist of, among other items, direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the first quarter.

        The Company's results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first three months of 2005 of Euro 1.00 = U.S. $1.3113 to Euro 1.00 = U.S. $1.2023 in the first three months of 2006. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency rate fluctuation between the Euro and the Australian Dollar ("AUD"). The Australian Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first three months of 2005 of Euro 1.00 = AUD 1.6878 to Euro 1.00 = AUD 1.6274 in the first three months of 2006. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted the Company's reported revenues and net income during the three-month period discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On October 4, 2004, the Company acquired all of the issued and outstanding shares of Cole National Corporation through a merger. The Company has substantially completed the Cole integration process with only the integration of the distribution centers still ongoing. The Company expects to complete the integration of the distribution centers by the end of 2006, at which time the Company expects that its North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro).

	Three months ended March 31,

		2005	%		2006	%

Net sales	EURO	1,037,001	100.0	EURO	1,261,998	100.0
Cost of sales		334,058	32.2		396,827	31.4

Gross profit		702,943	67.8		865,170	68.6
Selling and advertising expense		455,765	44.0		543,742	43.1
General and administrative expense		110,730	10.7		129,971	10.3

Income from operations		136,448	13.2		191,458	15.2
Other income (expense)—net		(7,371)	0.7		(20,776)	1.6

Income before provision for income taxes		129,077	12.4		170,682	13.5
Provision for income taxes		49,049	4.7		63,152	5.0
Minority interests		3,690	0.4		4,281	0.3

Net income	EURO	76,338	7.4	EURO	103,249	8.2

        Net Sales.    Net sales increased 21.7 percent to Euro 1,262.0 million during the first three months of 2006 as compared to Euro 1,037.0 million for the same period of 2005.

        Net sales in the retail segment through LensCrafters, Sunglass Hut, Retail Asia-Pacific and Cole increased by 17.7 percent to Euro 890.9 million for the first three months of 2006 from Euro 756.8 million for the same period of 2005. This increase was primarily due to the positive performance of the North American and Asia-Pacific retail divisions, as well as the effect of exchange rates, which accounted for an increase of Euro 68.5 million.

        Net sales to third parties in the manufacturing and wholesale segment increased by 32.4 percent to Euro 371.1 million for the first three months of 2006 as compared to Euro 280.2 million in the same period of 2005. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as sales of Prada, Bulgari and Dolce & Gabbana (which we began distributing in October 2005) branded products, primarily in the European and North American markets.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 841.0 million during the first three months of 2006, comprising 66.6 percent of total net sales, an increase of Euro 143.3 million from the same period of 2005. Net sales for operations in "Asia-Pacific" were Euro 125.5 million during the first three months of 2006 compared to Euro 111.9 million in the same period of 2005; net sales for operations in "Asia-Pacific" during the first three months of 2006 comprised 9.9 percent of total net sales. Net sales for the rest of the world accounted for the remaining Euro 295.5 million of net sales during the first three months of 2006, which represented a 29.9 percent increase as compared to the same period of 2005.

        During the first three months of 2006, net sales in the retail segment accounted for approximately 70.6 percent of total net sales, as compared to approximately 73.0 percent of net sales in the same period of 2005, partly due to the strengthening of the U.S. dollar versus the Euro.

        Cost of Sales.    Cost of sales increased by 18.8 percent to Euro 396.8 million in the first three months of 2006, from Euro 334.1 million in the same period of 2005, and decreased as a percentage of net sales to 31.4 percent from 32.2 percent. Cost of sales in the retail segment increased by Euro 48.1 million due to the increase in sales. Cost of sales in the manufacturing and wholesale segment increased by Euro 39.0 million due to the increase in net sales. Manufacturing labor costs increased by 34.2 percent to Euro 91.9 million in the first three months of 2006 from Euro 68.5 million in the same period of 2005. As a percentage of net sales, cost of labor increased to 7.3 percent for the first three months of 2006 from 6.6 percent for the same period of 2005. For the first three months of 2006, the average number of frames produced daily in Luxottica's facilities was approximately 135,000 as compared to 107,000 for the same period of 2005, due to increased production capacity in the Tristar facility, as well as improved productivity in our Italian factories. The increased production at our Tristar facility was done without any significant additional investment.

        Gross Profit.    For the reasons described above, gross profit increased by 23.1 percent to Euro 865.2 million in the first three months of 2006 from Euro 702.9 million in the same period of 2005. As a percentage of net sales, gross profit increased to 68.6 percent in the first three months of 2006 from 67.8 percent in the same period of 2005.

        Operating Expenses.    Total operating expenses increased by 18.9 percent to Euro 673.7 million in the first three months of 2006 from Euro 566.5 million in the same period of 2005. As a percentage of net sales, operating expenses decreased to 53.4 percent in the first three months of 2006 from 54.6 percent in the same period of 2005.

        Selling and advertising expenses (including royalty expenses) increased by 19.3 percent to Euro 543.7 million during the first three months of 2006, from Euro 455.8 million in the same period of 2005. As a percentage of net sales, selling and advertising expenses decreased to 43.1 percent in the first three months of 2006 from 44.0 percent in the same period of 2005, primarily due to a reduction of commissions as a percentage of sales to the sales force in the wholesale division, as well as lower store costs in the North American retail division.

        General and administrative expenses, including intangible asset amortization, increased by 17.4 percent to Euro 130.0 million in the first three months of 2006 from Euro 110.7 million in the same period of 2005. This includes the effect from the adoption of SFAS 123-R of approximately Euro 11.0 million. As a percentage of net sales, general and administrative expenses decreased to 10.3 percent in the first three months of 2006 from 10.7 percent in the same period of 2005, primarily due to a reduction of fixed costs in our Retail Asia-Pacific division subsequent to the full integration of the OPSM business.

        Income from Operations.    For the reasons described above, income from operations for the first three months of 2006 increased by 40.3 percent to Euro 191.5 million, from Euro 136.4 million in the same period of 2005. As a percentage of net sales, income from operations increased to 15.2 percent in the first three months of 2006 from 13.2 percent in the same period of 2005.

        Operating margin in the manufacturing and wholesale distribution segment increased to 26.0 percent in the first three months of 2006 from 23.8 percent in the same period of 2005. This increase in operating margin is attributable to lower sales commissions and higher gross profit due to a more favorable product mix, partially offset by higher advertising expenses (including royalty expenses).

        Operating margin in the retail segment increased to 12.6 percent in the first three months of 2006 from 10.1 percent in the same period of 2005. Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

        Other Income (Expense)—net.    Other income (expense)—net was Euro (20.8) million in the first three months of 2006 as compared to Euro (7.4) million in the same period of 2005. This increase in other income (expense)—net is mainly attributable to net realized and unrealized foreign exchange transaction gains and remeasurement losses, in the first three months of 2006, as compared to gains on similar items in the same period of 2005. We expect this trend to continue in the second quarter as the Euro has continued to strengthen against the U.S. dollar.

        Net Income.    Income before taxes increased by 32.2 percent to Euro 170.7 million in the first three months of 2006 from Euro 129.1 million in the same period of 2005. As a percentage of net sales, income before taxes increased to 13.5 percent in the first three months of 2006, from 12.4 percent in the same period of 2005. Minority interest increased to Euro (4.3) million in the first three months of 2006 from Euro (3.7) million in the same period of 2005. The Company's effective tax rate was 37.0 percent in the first three months of 2006, while it was 38.0 percent in the same period of 2005. Net income increased by 35.3 percent to Euro 103.2 million in the first three months of 2006 from Euro 76.3 million in the same period of 2005. Net income as a percentage of net sales increased to 8.2 percent in the first three months of 2006 from 7.4 percent in the same period of 2005.

        Basic and diluted earnings per share for the first three months of 2006 were Euro 0.23, as compared to Euro 0.17 (both basic and diluted) for the same period of 2005.

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first three months of 2006 and the first three months of 2005 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2005.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company (in millions of Euro).

	1Q 05 U.S. GAAP results	1Q 06 U.S. GAAP results	Adjustment for constant exchange rates	1Q 06 adjusted results

Consolidated net sales	1,037.0	1,262.0	(77.6)	1,184.4

Manufacturing and wholesale net sales	326.9	455.6	(15.5)	440.1
Retail net sales	756.8	890.9	(68.5)	822.4

        Manufacturing and wholesale net sales are gross of intercompany sales to the Retail division.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    The Company's cash provided by/(used in) operating activities was Euro (9.2) million for the first three months of 2006 as compared to Euro 41.3 million for the same period of 2005. This Euro 50.4 million decrease is primarily attributable to advance payments made by the Company to certain designers for future contracted minimum royalties and an increase in accounts receivable, which offset an increase in net income. Depreciation and amortization were Euro 52.2 million for the first three months of 2006 compared to Euro 46.5 million for the same period of 2005. Deferred taxes was a use of cash of Euro 26.5 million for the first three months of 2006 compared to a use of cash of Euro 2.2 million for the same period of 2005. This change resulted from the reversal in 2005 of certain 2004 deferred taxes related to the net operating losses carried forward of certain Italian entities. Accounts receivable was a use of cash for the first three months of 2006 of Euro 127.1 million as compared to a use of cash of Euro 91.5 million for the same period of 2005. This change in cash flows from accounts receivable is primarily due to the increase in sales of our manufacturing and wholesale segment. Inventories were a use of cash for the first three months of 2006 of Euro 0.3 million compared to a source of cash of Euro 31.9 million for the same period of 2005. This change in cash flow from inventory is primarily due to the growth of inventory of the retail division to support the business. The amount of cash provided by operating activities for accounts payable and accrued expenses decreased by Euro 1.6 million and Euro 11.8 million, respectively, for the first three months of 2006 as compared to the same period of 2005. The decrease in accrued expenses is mainly attributable to the timing of spending for both marketing and capital expenditure of the North American retail division. Income tax payable was a source of cash for the first three months of 2006 of Euro 32.0 million as compared to a source of cash of Euro 22.4 million for the same period of 2005 due to timing of tax payments.

        Investing Activities.    The Company's cash from investing activities was a use of Euro 43.9 million for the first three months of 2006 as compared to a source of Euro 40.5 million for the same period of 2005. This Euro 84.4 million decrease in cash flow from investment activities is primarily attributable to the sale of Pearle Europe for Euro 144.0 million in January 2005, partly offset by the Company's acquisition of the remaining minority stake of OPSM for Euro 62.0 million which was completed in February 2005. Capital expenditures were Euro 42.5 million for the first three months of 2006 as compared to 39.7 million for the same period of 2005. This increase was due to investment in the manufacturing facilities of the wholesale division and the opening, remodeling and relocation of stores in the retail division, in addition to the costs associated with the expansion of the North American retail division's home office, which is expected to be completed in 2006, and the integration of the North American distribution centers.

        Financing Activities.    The Company's cash provided by/(used in) financing activities for the first three months of 2005 and 2006 was Euro 18.7 million and 28.0 million, respectively. Cash provided by financing activities for the first three months of 2005 consisted primarily of the proceeds of Euro 50.0 million from long-term debt and Euro 80.7 million from unsecured short term credit lines, which were used to repay long-term debt expiring during the first three months of 2005. Cash provided by financing activities for the first three months of 2006 consisted primarily of the proceeds of Euro 32.5 million from unsecured short term credit lines, Euro 16.5 million of which was used to repay long-term debt.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of March 31, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the "DB Swap"). The three separate agreements' notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.66 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. Due to the rising interest rate environment, U.S. Holdings terminated all three agreements comprising the DB Swap in December 2005 for an aggregate amount paid to the bank of approximately Euro 7.0 million excluding interest.

        In September 2003, the Company entered into a new credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (3.322 percent on March 31, 2006). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At March 31, 2006, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (3.084 percent on March 31, 2006). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of March 31, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Under this credit facility, Euro 175 million was outstanding as of March 31, 2006.

        In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 ("Intesa OPSM Swaps"). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

        On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three Tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, to decrease the interest margin and to define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures.

Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2011. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. As of March 31, 2006, U.S. $290.0 million (Euro 238.9 million) had been drawn from Tranche C by U.S. Holdings and Euro 50 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on March 31, 2006 was 3.05 percent for Tranche A, 4.86 percent for Tranche B, 5.10 percent on Tranche C amounts borrowed in U.S. dollars and 3.03 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2006. Under this credit facility, Euro 961.6 million was outstanding as of March 31, 2006.

        In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 ("Club Deal Swaps"). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

        In August 2004, OPSM re-negotiated the multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. The credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50 million in September 2005. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin. At March 31, 2006, the interest rate was 6.03 percent on the borrowings denominated in Australian Dollars and 4.47 percent on the borrowings denominated in Hong Kong Dollars. The facility was utilized for an amount of HKD 125.0 million (AUD 22.4 million). The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. As of March 31, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In December 2005, the Company entered into a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At March 31, 2006, Euro 100 million had been drawn and was outstanding from the revolving loan. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (2.93 percent on March 31, 2006). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On February 27, 2006, the Company announced that it entered into a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement commences on January 1, 2007.

        On March 10, 2006, the Company, its subsidiary, U.S. Holdings, and the bank group parties to their three-Tranche credit agreement signed on June 3, 2004, agreed to amend the outstanding credit agreement. The amended and restated agreement reduces the interest margin as defined in the agreement, extends the termination date of Tranches B and C to five years from the date the amendment was signed, gives the option at the end of the first and second anniversaries to extend the termination for additional one-year periods and increases the borrowing capacity of Tranche C to Euro 725.0 million from Euro 335.0 million.

        In April 2006, the Company completed the acquisition it announced in July 2005 of the Beijing Xueliang Optical Technology Co. Ltd. for a purchase price of RMB 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical has 79 stores in Beijing.

        On May 18, 2006, the Company announced that it entered into an agreement to acquire Shoppers Optical, a 74-store Canadian-based optical chain owned by King Optical Group Inc. After the closing of the transaction, Luxottica Group will manage a total of 268 optical stores in Canada. In addition, this acquisition will bring into the organization the first full-service Canada-based central lens finishing lab with anti-reflective coating capability. The closing of the transaction, which is subject to customary closing conditions, is expected to take place in June 2006.

        The Company continues to await customary approvals by the relevant Chinese governmental authorities in connection with its announced agreement to acquire 100 percent of the equity interests in Ming Long Optical, an optical chain in the province of Guangdong, China for a purchase price of RMB 290 million (approximately Euro 29 million). Upon completion of the acquisition, Luxottica Group will operate a total of 278 locations in two of the top premium optical markets in mainland China, as well as in Hong Kong. These approvals are expected in July 2006.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2005.

        In June 2006, the Company announced that it will acquire Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China. Modern Sight Optics has an existing clear position in the premium segment of the optical market and will bring to Luxottica Group 28 high-end stores in Shanghai. These stores are located in premium and high-end commercial centers and shopping malls mainly in the city downtown area and affluent residential areas. The Company will acquire 100 percent of the equity interest in Modern Sight Optics for a total consideration of RMB 140 million (approx. Euro 14 million). As customary, completion of the transaction remains subject to approval by the relevant Chinese governmental authorities. The Company currently anticipates receiving such approvals by the end of 2006.

        In June 2006, the Company announced that over the next two years its Sunglass Hut chain will have up to 50 stores in the Middle East thanks to new openings under a five-year franchising agreement with Azal Group. In the Middle East, Sunglass Hut will be present in important high-end shopping malls, mainly in the United Arab Emirates and Saudi Arabia. Stores will only carry Luxottica Group leading brands of premium sunglasses, including Bvlgari, Chanel, Dolce & Gabbana, Prada, Versace as well as Ray-Ban. Azal Group carries a strong franchise portfolio of over 30 diverse brands that features some of the industry's most recognizable brands. Azal Group has operations in the Middle East and Europe.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole, risks that expected synergies from the acquisition of Cole will not be realized as planned and that the combination of Luxotica Group's managed vision care business with Cole will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2005 (included under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ENRICO CAVATORTA
Date: June 29, 2006	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

LUXOTTICA BELGIUM NV
DEURNE - BELGIUM

LUXOTTICA FASHION BRILLEN GMBH
HAAR - GERMANY

OY LUXOTTICA FINLAND AB
ESPOO - FINLAND

LUXOTTICA FRANCE SARL
VALBONNE - FRANCE

LUXOTTICA GOZLUK TICARET AS
UMURBEY, IZMIR - TURKEY

LUXOTTICA HELLAS AE
PALLINI - GREECE

LUXOTTICA IBERICA SA
BARCELONA - SPAIN

LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

LUXOTTICA NORGE AS
KONGSBERG - NORWAY

LUXOTTICA OPTICS LTD
HERZELIA - ISRAEL

LUXOTTICA POLAND SPZOO
KRAKÓW - POLAND

LUXOTTICA PORTUGAL SA
LISBOA - PORTUGAL

LUXOTTICA SWITZERLAND AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

LUXOTTICA SWEDEN AB
GOTEBORG - SWEDEN

LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

AVANT-GARDE OPTICS LLC
PORT WASHINGTON - NEW YORK (USA)

LUXOTTICA U.S. HOLDINGS CORP
WILMINGTON - DELAWARE (USA)

COLE VISION CORPORATION
WILMINGTON - DELAWARE (USA)

THINGS REMEMBERED INC
WILMINGTON - DELAWARE (USA)

PEARLE VISION INC
WILMINGTON - DELAWARE (USA)

LENSCRAFTERS INC
MASON - OHIO (USA)

EYEMED VISION CARE LLC
WILMINGTON - DELAWARE (USA)

LUXOTTICA CANADA INC
TORONTO - CANADA

SUNGLASS HUT INTERNATIONAL INC
PLANTATION - FLORIDA (USA)

LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

LUXOTTICA AUSTRALIA PTY LTD
SYDNEY - AUSTRALIA

OPSM GROUP LIMITED
SYDNEY - AUSTRALIA

LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

MIRARI JAPAN CO LTD
TOKYO - JAPAN

LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

LUXOTTICA RETAIL HONG KONG LIMITED
HONG KONG - HONG KONG

LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

LUXOTTICA KOREA LTD
SEOUL - KOREA

www.luxottica.com

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